Supplementary Material for Financial Results for the 6 months ended September 30, 2006

(Consolidated)

<U.S. GAAP>

	FY2006												FY2006		FY2007						FY2007 Prospects ending March 31, 2007
			(Note 1)						(Note 1)		(Note 1)						(Note 1)
	1Q		2Q		1st Half		3Q		4Q		2nd Half		12 mos. ended March. 31, 2006		1Q		2Q		1st Half
Vehicle Production
(thousands of units)	1,892		1,809		3,701		1,914		2,096		4,010		7,711		2,000		1,957		3,957
(Japan)—including Daihatsu & Hino	1,123		1,068		2,191		1,177		1,316		2,493		4,684		1,231		1,219		2,450
[Daihatsu]	[175	]	[169	]	[344	]	[188	]	[189	]	[377	]	[721	]	[197	]	[197	]	[394	]
[Hino]	[24	]	[25	]	[49	]	[25	]	[26	]	[51	]	[100	]	[26	]	[26	]	[52	]
(Overseas)—including Daihatsu & Hino	769		741		1,510		737		780		1,517		3,027		769		738		1,507
[Daihatsu]	[14	]	[11	]	[25	]	[9	]	[8	]	[17	]	[42	]	[4	]	[9	]	[13	]
[Hino]	[—	]	[—	]	[—	]	[—	]	[—	]	[—	]	[—	]	[—	]	[—	]	[—	]
North America	320		289		609		285		307		592		1,201		314		276		590
Europe	157		142		299		147		177		324		623		187		162		349
Asia	205		211		416		217		203		420		836		184		189		373
Latin America	31		32		63		30		29		59		122		37		40		77
Oceania	29		29		58		27		28		55		113		18		33		51
Africa	27		38		65		31		36		67		132		29		38		67

Vehicle Sales (thousands of units)	1,948		1,885		3,833		1,980		2,161		4,141		7,974		2,091		2,054		4,145		8,470
(Japan)—including Daihatsu & Hino	550		536		1,086		571		707		1,278		2,364		543		530		1,073		2,360
[Daihatsu]	[133	]	[132	]	[265	]	[130	]	[169	]	[299	]	[564	]	[140	]	[136	]	[276	]	[590	]
[Hino]	[10	]	[16	]	[26	]	[14	]	[16	]	[30	]	[56	]	[11	]	[17	]	[28	]	[50	]
(Overseas)—including Daihatsu & Hino	1,398		1,349		2,747		1,409		1,454		2,863		5,610		1,548		1,524		3,072		6,110
[Daihatsu]	[41	]	[39	]	[80	]	[36	]	[32	]	[68	]	[148	]	[38	]	[47	]	[85	]	[180	]
[Hino]	[12	]	[11	]	[23	]	[11	]	[12	]	[23	]	[46	]	[13	]	[11	]	[24	]	[50	]
North America	641		604		1,245		643		668		1,311		2,556		747		717		1,464		2,870
Europe	256		242		498		246		279		525		1,023		308		281		589		1,210
Asia	229		219		448		217		215		432		880		193		189		382		770
Latin America	61		63		124		59		50		109		233		67		75		142		300
Oceania	67		62		129		59		63		122		251		64		67		131		260
Africa	64		62		126		63		64		127		253		66		79		145		300
Middle East	78		95		173		120		113		233		406		102		114		216		400
Others	2		2		4		2		2		4		8		1		2		3

Total Retail Unit Sales (thousands of units)	2,058		2,035		4,093		2,007		2,152		4,159		8,252		2,208		2,252		4,460

Housing Sales (units)	919		1,355		2,274		1,307		1,944		3,251		5,525		1,001		1,592		2,593

Supplementary Material for Financial Results for the 6 months ended September 30, 2006

(Consolidated)

<U.S. GAAP>

	FY2006						FY2006	FY2007				FY2007 Prospects ending March 31, 2007
		(Note 1)			(Note 1)	(Note 1)			(Note 1)
	1Q	2Q	1st Half	3Q	4Q	2nd Half	12 mos. ended March. 31, 2006	1Q	2Q	1st Half
Foreign Exchange Rate												as premise:
Yen to US Dollar Rate	108	111	110	117	117	117	113	115	116	115		115
Yen to Euro Rate	135	136	136	139	141	140	138	144	148	146		145

Market Share (Japan)												approximately
Toyota (excluding Mini-cars) (%)	45.0	40.8	42.8	46.2	45.4	45.7	44.3	46.5	43.0	44.7		44%
Toyota, Daihatsu and Hino
(including Mini-cars) (%)	41.1		39.8	42.5			40.9	41.8		40.7

Number of Employees			278,622				285,977			295,992	(Note 2)

Net Sales (billions of yen)	4,981.7	4,971.4	9,953.1	5,333.3	5,750.5	11,083.8	21,036.9	5,638.1	5,833.7	11,471.8		23,200.0
Geographical Segment
Japan	2,992.0	3,040.9	6,032.9	3,375.8	3,702.8	7,078.6	13,111.5	3,422.3	3,588.0	7,010.3
North America	1,835.7	1,791.6	3,627.3	2,027.0	2,033.6	4,060.6	7,687.9	2,181.6	2,163.0	4,344.6
Europe	673.1	627.7	1,300.8	666.6	760.0	1,426.6	2,727.4	832.3	850.3	1,682.6
Asia	507.1	489.9	997.0	501.0	544.8	1,045.8	2,042.8	484.6	540.1	1,024.7
Others	363.4	396.7	760.1	416.4	425.2	841.6	1,601.7	453.1	515.4	968.5
Elimination	-1,389.6	-1,375.4	-2,765.0	-1,653.5	-1,715.9	-3,369.4	-6,134.4	-1,735.8	-1,823.1	-3,558.9
Business Segment
Automotive	4,620.6	4,523.9	9,144.5	4,900.0	5,293.6	10,193.6	19,338.1	5,187.6	5,296.6	10,484.2
Financial Services	217.4	244.6	462.0	262.0	272.9	534.9	996.9	284.6	314.8	599.4
All Other	234.4	301.5	535.9	289.9	364.5	654.4	1,190.3	295.0	347.2	642.2
Elimination	-90.7	-98.6	-189.3	-118.6	-180.5	-299.1	-488.4	-129.1	-124.9	-254.0

Operating Income (billions of yen)	405.1	404.3	809.4	482.2	586.7	1,068.9	1,878.3	512.4	581.0	1,093.4		2,200.0
(Operating Income Ratio) (%)	(8.1)	(8.1)	(8.1)	(9.0)	(10.2)	(9.6)	(8.9)	(9.1)	(10.0)	(9.5)		(9.5)
Geographical Segment
Japan	188.4	197.5	385.9	281.1	408.9	690.0	1,075.9	293.0	391.4	684.4
North America	137.8	130.7	268.5	127.8	99.3	227.1	495.6	140.1	110.4	250.5
Europe	16.7	23.4	40.1	26.6	27.2	53.8	93.9	36.5	29.5	66.0
Asia	39.8	35.6	75.4	38.6	31.5	70.1	145.5	30.0	31.3	61.3
Others	17.0	19.2	36.2	14.7	16.3	31.0	67.2	15.9	20.2	36.1
Elimination	5.4	-2.1	3.3	-6.6	3.5	-3.1	0.2	-3.1	-1.8	-4.9
Business Segment
Automotive	366.8	354.5	721.3	427.3	545.4	972.7	1,694.0	459.4	532.7	992.1
Financial Services	39.7	43.8	83.5	46.8	25.5	72.3	155.8	47.7	32.2	79.9
All Other	1.5	8.3	9.8	11.5	18.4	29.9	39.7	5.2	15.8	21.0
Elimination	-2.9	-2.3	-5.2	-3.4	-2.6	-6.0	-11.2	0.1	0.3	0.4

Income before taxes (billions of yen)	421.8	434.1	855.9	639.9	591.5	1,231.4	2,087.3	554.6	611.5	1,166.1		2,300.0
(Income before taxes Ratio) (%)	(8.5)	(8.7)	(8.6)	(12.0)	(10.3)	(11.1)	(9.9)	(9.8)	(10.5)	(10.2)		(9.9)

Equity in Earnings of Affiliated Companies (billions of yen)	35.6	35.1	70.7	45.8	47.8	93.6	164.3	56.2	33.2	89.4
Net Income (billions of yen)	266.8	303.7	570.5	397.5	404.1	801.6	1,372.1	371.5	405.7	777.2		1,550.0
(Net Income Ratio) (%)	(5.4)	(6.1)	(5.7)	(7.5)	(7.0)	(7.2)	(6.5)	(6.6)	(7.0)	(6.8)		(6.7)

Supplementary Material for Financial Results for the 6 months ended September 30, 2006

(Consolidated)

<U.S. GAAP>

	FY2006						FY2006	FY2007				FY2007 Prospects ending March 31, 2007
		(Note 1)			(Note 1)	(Note 1)			(Note 1)
	1Q	2Q	1st Half	3Q	4Q	2nd Half	12 mos. ended March. 31, 2006	1Q	2Q	1st Half
Research & Development (billions of yen)	180.4	192.7	373.1	211.4	228.1	439.5	812.6	207.9	185.3	393.2		890.0

Depreciation (billions of yen)	190.7	210.2	400.9	236.2	254.3	490.5	891.4	225.9	229.3	455.2	(Note 3)	930.0
Geographical Segment
Japan	115.2	132.9	248.1	150.9	169.9	320.8	568.9	146.3	148.8	295.1		590.0
North America	38.6	39.1	77.7	46.2	41.2	87.4	165.1	38.4	35.9	74.3		165.0
Europe	18.4	19.5	37.9	18.5	19.5	38.0	75.9	20.0	22.5	42.5		80.0
Asia	11.0	10.9	21.9	11.9	14.2	26.1	48.0	13.2	14.0	27.2		55.0
Others	7.5	7.8	15.3	8.7	9.5	18.2	33.5	8.0	8.1	16.1		40.0

Capital Expenditures (billions of yen)	265.3	430.5	695.8	365.0	468.0	833.0	1,528.8	325.8	346.0	671.8	(Note 3)	1,550.0
Geographical Segment
Japan	157.6	285.7	443.3	208.5	257.5	466.0	909.3	158.6	183.2	341.8		850.0
North America	44.8	65.3	110.1	67.9	92.3	160.2	270.3	92.2	77.5	169.7		330.0
Europe	31.8	30.7	62.5	31.4	36.6	68.0	130.5	23.1	24.3	47.4		130.0
Asia	23.2	35.1	58.3	34.5	39.1	73.6	131.9	28.3	48.1	76.4		135.0
Others	7.9	13.7	21.6	22.7	42.5	65.2	86.8	23.6	12.9	36.5		105.0

Total Liquid Assets (billions of yen)			3,697.7				3,830.8			4,023.3	(Note 4)

Free Cash Flow (billions of yen)			324.7				349.0			522.3	(Note 5)

Total Assets (billions of yen)	25,103.6		26,257.5	27,545.1			28,731.5	28,743.3		30,047.8
Shareholders’ Equity (billions of yen)	9,167.6		9,692.7	10,194.4			10,560.4	10,452.9		10,994.5
Return on Equity (%)	11.7		12.2	16.0			14.0	14.1		14.4
Return on Asset (%)	4.3		4.5	5.9			5.2	5.2		5.3

Number of Consolidated Subsidiaries			529				523			528
Number of Affiliates Accounted for Under the Equity Method			57				56			56

Contributing Factors to Operating Income FY2007 1st Half (billions of yen, approximately)	Consolidated	Unconsolidated
Marketing Efforts	150.0	90.0
Cost Reduction Efforts	40.0	30.0
From Engineering	20.0	20.0
From Manufacturing and Logistics	20.0	10.0
Effects of Changes in Exchange Rates	190.0	160.0
Increases in Expenses	-96.0	-6.6

Supplementary Material for Financial Results for the 6 months ended September 30, 2006

(Consolidated)

<U.S. GAAP>

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota’s ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.